UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of  Nordic American Tanker Shipping Limited, dated November 7, 2008, announcing its financial results for the third quarter of 2008.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) – Announces Dividend and Earnings in respect of the 3rd Quarter of 2008

Hamilton, Bermuda, November 7th, 2008

Nordic American Tanker Shipping Ltd. (“NAT” or “the Company”) today announced its results for the 3rd quarter of 2008. Based on its results for the quarter, the Company will pay a dividend of $1.61 per share on or about December 2nd to shareholders of record as of November 21st. Following this dividend payment, the Company will have paid a dividend for 45 consecutive quarters since the autumn of 1997 when the first three vessels in the Company’s fleet were delivered and commenced operations.

The spot Suezmax tanker market has been strong during the third quarter and up to the time of this writing.

The present instability in the international financial markets is challenging for the shipping industry.  NAT has a very strong position in this environment with no debt on its balance sheet. Furthermore, the Company has an unused, revolving credit line of $500 million with a term up to September 2013, giving flexibility and financial strength going forward.

It is our policy to continue our simple, transparent and predictable operating model

The Company does not engage in any type of derivatives.

Highlights:

•
The Board of Directors has declared a dividend of $1.61 per share in respect of the 3rd quarter of 2008. For the last four quarters, including the dividend to be paid for 3Q08, a total of $4.89 has been declared in dividend, which represents 14.2% of the average daily share price over the same period.

•	Net income for 3Q08 was $1.24 per share based on number of shares outstanding during the quarter of 34,373,271.

•
In 3Q08 total offhire was 50 days of which 33 days were directly related to two scheduled drydockings. These drydockings were accomplished on time and on budget. There are no further planned drydockings for any of the Company’s vessels until 2010.

•
Notwithstanding the volatility in the financial and commodities markets, the positive Suezmax tanker spot market has to date continued into the fourth quarter. The Company does not predict future spot rates.

Financial Information:

Net income for 3Q08 was $42.7m, or $1.24 per share (EPS).  This compares to net income of $35.5m or $1.10 per share for 2Q08.  In 3Q07, net income was -$1.2m, or -$0.04 per share.  In 3Q08 the Company had an alternative cost equal to $0.10 per share due to loss of income related to the offhire.

The Company’s operating cash flow1 was $56.4m for 3Q08, compared to $52.2m for 2Q08 and $13.8m for 3Q07.

The Board has declared a dividend of $1.61 per share in respect of 3Q08. A dividend of $1.60 per share was declared in respect of 2Q08 and $0.40 per share in respect of 3Q07. The amount of the dividend per share is above all a direct reflection of the level of the spot tanker market during the relevant quarter and shares outstanding. For 3Q08 the number of shares outstanding was fixed at 34,373,271. During 2Q08 the weighted average number of shares outstanding was 32,198,452 due to the issuance of shares in the Company’s follow-on offering completed in May 2008.

Following the payment of the dividend in respect of 3Q08 the Company has for the last four quarters, including the dividend to be paid for 3Q08, paid dividends in the aggregate amount of $4.89 per share, representing a yield of 14.2% per annum based on the average daily share price over the same period. The Company has now declared a dividend for 45 consecutive quarters since the autumn of 1997 when its first three vessels were delivered.

A report published by Morgan Stanley Research November 3rd, 2008 stated that the NAT common stock had the best performance of all the listed shipping stocks internationally so far in 2008. The criterion was based on total return to shareholders and includes the price for our common shares plus dividends reinvested in our common shares. In a research report by J.P. Morgan of October 14, 2008 referring to the Company’s strong financial position, it is said that “NAT is best positioned for a storm”2.

We consider our general and administrative costs per day per ship to be at a low level. We also continue to have a strong focus on keeping the operating costs of our vessels low, while always focusing on safe vessel operation.

As of the end of 3Q08, NAT does not have any net debt. At the same time, the Company has not drawn on its $500million revolving credit facility. The credit facility, maturing in September 2013, is not subject to reduction by the lenders and there is no repayment obligation during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  The undrawn credit facility gives the Company a high degree of flexibility for future expansion.

We estimate that our average cash breakeven for our trading fleet of 12 vessels is about $9,000 per day per vessel. When the freight market is above this level, the Company can be expected to pay a dividend based on its strategy. The breakeven rate is the amount of average daily revenues for our vessels in the spot market which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

For further details on our financial results, please see later in this release.

The Fleet:

Eleven of the Company’s 12 trading vessels are employed in the spot market, while one vessel remains employed on a long-term fixed rate charter.

By way of comparison, in the autumn of 2004 the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. During 3Q08, we had 12 vessels in operation. With the two newbuildings announced in November 2007, the Company is expected to have a fleet of 14 vessels operating from April 2010.

Vessel	Dwt	Employment.
Gulf Scandic	151,475	Long term fixed charter
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Newbuilding	163,000	Delivery scheduled in 4Q09
Newbuilding	163,000	Delivery scheduled by end April 2010
Total	2,194,791

Two scheduled drydockings were undertaken during 3Q08 with an aggregate offhire of 33 days. The drydockings were completed on time and on budget. There are no further planned drydockings for our vessels until 2010.

Financial Instability and the Tanker Market:

In our quarterly reports to shareholders we have often stressed the significance of the development of the world economy for the tanker industry.  The present downturn can be expected to influence our industry.  Production and consumption locations are, however, of particular importance to our industry. Transportation volume times distance – or ton miles – is a key measurement.  With these factors in mind, the tanker spot market may not be affected as negatively as the anticipated recession in the world economy may indicate. Suezmax tanker rates are maintaining satisfactory levels to date as indicated elsewhere in this report.

It is apparent that some shipping companies are now facing challenges when it comes to the financing of their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. Such an environment offers the Company the opportunity to improve its relative competitive position.

On the supply side, it is expected that the current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders.  There are reports of cancellations of tanker newbuildings from the yards.  We may also see that shipping companies with high debt or other financial commitments may get problems which could lead to foreclosures.

All other things being equal, the total debt of the Company spread across 14 ships is expected to be about $9 million per ship on delivery of our second newbuilding suezmax tanker, expected to take place by the end of April 2010. This is indeed a comfortable debt level. The two newbuildings can be expected to increase the earnings and dividend capacity of the company by approximately 16%.

1 Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies.  Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Please see page 6 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

2 The Company does not take responsibility for the material contained in these research reports and does not endorse the reports.

The average daily rate for our spot vessels was $68,362 per day net to us during 3Q08 compared with $64,900 for 2Q08.

The graph shows the average yearly spot rates from 2000 as reported by R.S. Platou Economic Research a.s. The rates as reported by shipbrokers may vary from the actual rates we achieve in the market.

The level of the tanker market is essentially a function of supply and demand for tanker tonnage. In addition to the supply of new vessels from the ship yards, adjusted for phasing out single hull tonnage and for other vessel deletions, the level of the tanker market in the foreseeable future is above all dependent on the development of the world economy.

Strategy going forward

The fact that according to a leading banker the Company had the best total return among internationally listed shipping companies for the first nine months of this year and at the same time very limited financial risk by having no net debt on its balance sheet, shows, in our opinion, that the unique and transparent operating model of the Company is working to the benefit of shareholders.

The financial turmoil may represent opportunities for our Company. However, we expect to pursue a conservative philosophy and are not rushing to expand.

Our policy is to grow when it is profitable and accretive to do so; that is, after an acquisition of vessels or other forms of expansion, the Company should be able to produce higher earnings per share and pay a higher dividend per share than before such an event. We believe that our full dividend payout policy, with high spot market exposure combined with a strong balance sheet should continue to enable us to achieve a competitive yield compared with other shipping companies.  In the midst of the financial instability, it is our policy to continue our simple, transparent and predictable operating model.

Going forward, we believe that our Company is well positioned.

* * * * *

NORDIC AMERICAN TANKER SHIPPING LIMITED

Amounts in USD '000
CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Nine Months Ended
	Sep. 30, 2008 (unaudited)	Jun. 30, 2008 (unaudited)	Sep. 30, 2007 (unaudited)	Sep. 30, 2008 (unaudited)	Sep. 30, 2007 (unaudited)
NET VOYAGE REVENUE	67 316	63 249	24 077	177 440	113 005
OPERATING EXPENSES
Vessel operating expenses	(9 175)	(9 301)	(8 722)	(26 918)	(24 261)
Depreciation	(12 359)	(11 958)	(10 520)	(35 731)	(31 129)
General and administrative costs	(2 985)	(5 855)	(4 048) *	(10 829)	(7 485)
	(24 519)	(27 114)	(23 290)	(73 478)	(62 875)
Income from vessel operation	42 797	36 135	787	103 962	50 130
Interest income	321	261	316	799	701
Interest expense	(434)	(849)	(2 282)	(3 115)	(8 300)
Net financial items	(113)	(588)	(1 966)	(2 316)	(7 599)
NET INCOME	42 684	35 547	(1 179)	101 646	42 531
Earnings per average number of shares	1.24	1.10	(0.04)	3.16	1.54
Weighted average number of shares	34 373 271	32 198 452	29 162 088	32 190 342	27 671 657
Common shares outstanding	34 373 271	34 373 271	29 975 312	34 373 271	29 975 312

*)
The G&A for the three months ended Sep. 30, 2008, Jun. 30, 2008 and Sep. 30, 2007 include non-cash charges of $ 1.2in, 54.1m and $2.5m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

**)
The G&A for the nine months ended Sep. 30, 2008 and 2007 include non-cash charges of $5.8m and $3.3m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

CONDENSED BALANCE SHEETS	Sep. 30, 2008 (unaudited)	Sep. 30, 2007 (unaudited)	Dec. 31, 2007
Cash deposits	31 120	5 795	13 342
Accounts receivable *	64 101	18 053	14 489
Other current assets	6 104	15 078	16 972
Vessels	720 035	738 266	740 631
Other long term assets	21 491	2 852	19 194
Total Assets	842 851	780 044	804 628
Accounts payable	5 816	9 450	7 290
Accrued liabilities	6 405	10 894	17 068
Accrued long-term liability	4 086	0	2 665
Long-term debt	0	77 500	105 500
Shareholders' equity	826 544	682 200	672 105
Total liablilities and shareholders' equity	842 851	780 044	804 628

*) The Accounts receivable (AR) constitues ordinary accounts receivables, net earnings and voyages in progress at quarter end. The balance of the AR will vary with the level of the spot tanker market.

Twelve Months Ended
CONDENSED STATEMENTS OF CASH FLOW	Nine months ended
	Sep. 30, 2008 (unaudited)	Sep. 30, 2007 (unaudited	Dec. 31, 2007
OPERATING ACTIVITIES
Net cash from Operating Activitites	87 301	70 819	83 649
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock	158 906	119 757	119 751
Proceeds from use of Credit Facility	10 000	27 000	55 000
Repayment of debt	(115 500)	(123 000)	(123 000)
Loan facility costs	(2 316)	(14)	(14)
Dividends paid	(110 545)	(95 359)	(107 349)
Net Cash provided by (used for) Financing Activities	(59 455)	(71 616)	(55 612)
INVESTING ACTIVITIES
Investment in Vessels	(10 068)	(5 137)	(8 424)
Deposit on Contract	0	0	(18 000)
Net cash used by investing activitites	(10 068)	(5 137)	(26 424)
Net Increase in Cash and Cash Equivalents	17 778	(5 934)	1 613
Beginning Cash and Cash Equivalents	13 342	11 729	11 729
Ending Cash and Cash Equivalents	31 120	5 795	13 342

NORDIC AMRICAN TANKER SHIPPING LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Nine Months Ended
	Sep. 30, 2008	Jun. 30, 2008	Sep. 30, 2007	Sep. 30, 2008	Sep. 30, 2007
Voyage revenue	69 202	66 201	34 097	187 129	146 813
Voyage expenses	-1 886	-2 952	-10 020	-9 689	-33 807
Net voyage revenue(1)	67 316	63 249	24 077	177 440	113 006

Three Months Ended
	Sep. 30, 2008	Jun. 30, 2008	Sep. 30, 2007
Income from vessel operations	42 797	36 135	787
Depreciation	12 359	11 958	10 520
Share Based Compensation/ Stock Option Plan/Pension Cost	1 217	4 129	2 522
Operating Cash Flow (2)	56 373	52 222	13 829

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company’s financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any  other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

(2)	Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company’s financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated:  November 7, 2008                                                   By:  /s/ Herbjørn Hansson
                                                          Herbjørn Hansson
      Chairman, Chief Executive Officer and President

SK 01318 0002 936093